UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2015

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

Sierra Wireless AirPrime Modules Selected by Itron for Smart Gas Metering Deployments in Europe
AirPrime HL modules well-suited to provide cellular connectivity to meet growing need for smart gas meters, with low power requirements that enable battery operation over long lifespan
VANCOUVER, British Columbia -- Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Itron has selected AirPrime HL Series modules to enable cellular connectivity in its latest line of smart gas meters. The point-to-point residential meters will begin shipping later this quarter to support smart metering initiatives across Europe, beginning with a deployment in Italy.

Itron selected Sierra Wireless based on the company’s smart metering expertise and the global reach the AirPrime HL Series provides. The two companies have previously announced their collaboration to provide smart electrical meters. This is the first time they have collaborated to provide connected gas meters.

“We look forward to combining Itron’s expertise in smart gas technologies, and in particular with battery-powered devices, with Sierra Wireless’ experience in providing wireless solutions for the energy industry, which enables us to deliver the highest level of service to our customers,” said Guillaume Garros, vice president of global solutions marketing for gas at Itron. “Sierra Wireless provides both the expertise in smart metering requirements and an innovative solution to meet the low-power consumption requirements for our new gas metering projects. In addition, the Sierra Wireless modules enable us to leverage a single design for worldwide deployments and across multiple generations of our products as the technology evolves.”

The HL Series uses the new CF3™ form factor from Sierra Wireless, which is footprint-compatible across product lines and network technologies and will remain fully interchangeable with future versions of the modules, including those for LTE-M networks when they become available. LTE-M technology is expected to provide a highly efficient cellular LPWA (Low-Power Wide Area) technology option for smart metering and smart grid applications, with lower radio-frequency complexity, significantly reduced power consumption (up to 10 years of service on a single AA battery), better in-building signal penetration, and lower costs. Sierra Wireless is an active contributor to the LTE-M standard definition process within the 3GPP and has committed to launching compatible modules timed with network deployments, expected to begin in 2017.

“We are seeing significant interest from utilities in expanding smart metering from electrical grids to initiatives in gas metering as well,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “We are pleased to expand our collaboration with Itron to address these opportunities with innovative solutions that meet the stringent power requirements of these applications and provide a clear technology path as networks evolve to better support the Internet of Things.”

Please visit the Sierra Wireless website for more information on AirPrime HL Series embedded modules and solutions for smart metering and smart grid. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “CF3” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, +1-604-232-1137
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 5, 2015